New Motion, Inc.
42 Corporate Park, Suite 250
Irvine, California 92606

October 16, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	New Motion, Inc.
Responses to Staff Comments of September 19, 2008 with respect to:

Registration Statement on Form SB-2/Amendment No. 1
Filed July 23, 2007
File No. 333-143025

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, New Motion, Inc. (the “Company”), hereby requests withdrawal of its registration statement on Form SB-2, together with all amendments and exhibits thereto (File No. 333-143025) (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on May 16, 2007. At this time, due to the conditions in the capital markets, the Company has determined not to proceed with the offering contemplated by the Registration Statement. No securities have been offered or sold under the Registration Statement.

Accordingly, the Company hereby requests that the Commission withdrawal the Registration Statement. Please forward copies of any correspondence granting the withdrawal of the Registration Statement to the undersigned at the address above and to Scott Galer, Esq., Stubbs Alderton & Markiles, LLP, 15260 Ventura Boulevard, 20th Floor, Sherman Oaks, CA 91403.

The Company also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions, please contact Scott Galer at Stubbs Alderton & Markiles, LLP at (818) 444-4513.

Sincerely,

/s/ Andrew Zaref
Andrew Zaref,
Chief Financial Officer